Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(Dollar amounts in millions)

	Pro Forma				As Reported
	Six Months Ended June 30, 2012		Twelve Months Ended December 31, 2011		Six Months Ended June 30, 2012
Income before income taxes	$20,268		$144,295		$20,268

Add: Net loss attributable to non-controlling interest	(371)		—		(371)

Pre-tax income attributable to Stillwater Mining Company	20,639		144,295		20,639

Add: Fixed charges	7,808		25,456		4,789

Pre-tax income before fixed charges	$28,447		$169,751		$25,428

Fixed charges:
Interest expense	$5,887		$12,586		$2,868
Tax expense	987		11,235		987
Lease Expense	934		1,635		934

Total fixed charges	$7,808		$25,456		$4,789

Ratio of earnings to fixed charges	3.6	x	6.7	x	5.3	x